UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated January 30, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 30, 2018, regarding the restructuring within the scope of Law No.7061.

Istanbul, January 30, 2018

Announcement Regarding the Restructuring within the Scope of Law No.7061

Our Company’s Board of Directors has resolved the following within the scope of Provisional Article 13 added to the Telegraph and Telephone Law No.406 dated 4/2/1924 by Article 2 of the Law on the Amendment of Certain Tax Laws and Other Laws No. 7061 published in the Official Gazette dated December 5th, 2017:

•
to restructure treasury share, universal service fund, Information and Communication Technologies Authority (ICTA) contribution share, administrative fees and radio fees which are in dispute and respective penalty, default interest and litigation costs regarding these disputes within the scope of clause 2,

•
to choose the method of increasing tax base stipulated in subparagraph (a) from the options stipulated in clause 3 in order to restructure treasury share, universal service fund, ICTA contribution share and administrative fees for the periods for which examination is ongoing or has not been yet initiated within the scope of clause 3.

The total amount, including principal and interest, calculated within the scope of clause 2 is TRY 363.0 million and within the scope of clause 3 is TRY 209.1 million. The payment will be made in 6 equal installments in two-month periods, starting from January 31st, 2018. The total payment including interest on installments is TRY600.8 million. Upon completion of the payments, ongoing disputes in relation to treasury share, universal service fund, ICTA contribution share, administrative fees and radio fees and respective risks that could potentially arise limited to these issues for the periods prior to and as of December 31st, 2017 will cease.

No provision was recognized in consolidated financial statements as of September 30th, 2017 with respect to these issues. TRY 575.1 million provision will be booked in consolidated financials as of December 31st, 2017 including the interest on installments and the impact of discount interest income. Our Company’s Board of Directors resolved that the negative impact of this provision amount will not be factored in the dividend proposal with respect to 2017 financial results.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 30, 2018	By:	/s/ Zeynel Korhan Bilek
	Name: Title:	Zeynel Korhan Bilek Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 30, 2018	By:	/s/Bulent Aksu
	Name: Title:	Bulent Aksu Finance Executive Vice President